UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     KAPSON SENIOR QUARTERS CORP.
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                           (Name of Issuer)

                     Common Stock, $.01 par value
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                    (Title of Class of Securities)

                               485624100
                    ------------------------------
                            (CUSIP Number)

                            Murry N. Gunty
                    Prometheus Senior Quarters LLC
              Lazard Freres Real Estate Investors L.L.C.
                   30 Rockefeller Plaza, 63rd Floor
                          New York, NY 10020
                            (212) 632-6000

                            with a copy to:

                      Jonathan L. Mechanic, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                          New York, NY 10004
                            (212) 859-8000
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                          September 30, 1997
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           (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D


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CUSIP NO. 485624100                                         PAGE 2 OF 11 PAGES
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1   NAME OF REPORTING PERSON                PROMETHEUS SENIOR QUARTERS LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [ ]

                                                                   (b)   [X]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

                              AF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)OR 2(e)                                                          [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
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 NUMBER OF   7   SOLE VOTING POWER
   SHARES
                    3,849,999
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BENEFICIALLY 8   SHARED VOTING POWER
  OWNED BY
             -------------------------------------------------------------------

    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
                    3,849,999
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   PERSON    10  SHARED DISPOSITIVE POWER
    WITH
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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,849,999
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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     [ ]
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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.68%
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14           TYPE OF REPORTING PERSON*

                OO
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                             SCHEDULE 13D


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CUSIP NO.485624100                                          PAGE 3 OF 11 PAGES
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1   NAME OF REPORTING PERSON              LAZARD FRERES REAL ESTATE INVESTORS
    S.S. OR I.R.S. IDENTIFICATION NO. OF  L.L.C.
    ABOVE PERSON
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2
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    [ ]

                                                                  (b)    [X]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

                              WC, BK
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)OR 2(e)                                                          [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              NEW YORK
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 NUMBER OF   7   SOLE VOTING POWER
   SHARES
                    3,849,999
             -------------------------------------------------------------------

BENEFICIALLY 8   SHARED VOTING POWER
  OWNED BY
             -------------------------------------------------------------------

    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
                    3,849,999
             -------------------------------------------------------------------

   PERSON    10  SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,849,999
--------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     [ ]
--------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.68%
--------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

                OO
--------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of Kapson Senior Quarters Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 125 Froelich Farm Blvd., Woodbury, New York, 11797.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f)    This Schedule 13D is filed by
Prometheus Senior Quarters LLC, a Delaware limited liability company ("Prometheus") and Lazard Freres Real Estate Investors L.L.C.
("LFREI," and together with Prometheus, the "Reporting Parties"). The principal business offices of the Reporting Parties are at 30
Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          LFREI, a New York limited liability company, is the sole member of Prometheus. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships. LFREI disclaims beneficial ownership of any of the shares of Common Stock reported in this Schedule 13D. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein. Each person listed on such Schedule 1 is a citizen of the United States.

          (d) and (e)    During the past five years, none of the
Reporting Parties nor, to the best knowledge of the Reporting Parties, any of the persons listed on Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Stockholders Agreement (the "Agreement"), dated as of September 30, 1997, between Prometheus and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (each a "Stockholder" and, collectively, the "Stockholders") the Stockholders granted Prometheus or an affiliate thereof an irrevocable option (the "Option") to purchase from the Stockholders, under certain circumstances and subject to certain adjustments, 3,849,999 shares of Common Stock (the "Shares") at a price per share, payable in cash, equal to $16.00. The Option was granted by the Stockholders as a condition of and in consideration for Prometheus entering into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 30, 1997, by and among Prometheus, Prometheus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Prometheus ("Sub") and the Company.

          The exercise of the Option for the full number of the Shares would require aggregate funds of $61,599,984. It is anticipated that should Prometheus determine to exercise the Option, Prometheus would obtain the funds for purchase from LFREI. LFREI would obtain funds from capital subscriptions from its partners and/or from bank financing.

          A copy of the Agreement is included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Agreement is qualified in its entirety by reference to such exhibit.

ITEM 4.   PURPOSE OF TRANSACTION.

          In connection with the execution of the Agreement, Prometheus, Sub and the Company entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Sub will merge with and into the Company, with the Company as the surviving corporation (the "Merger"). The Option was granted by the Stockholders as a condition of and in consideration for Prometheus entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including, among other matters: (i) receipt of the approval of the Merger Agreement by the requisite vote of the holders of the Common Stock and (ii) receipt of all necessary and material governmental and third party consents and approvals.

          A copy of the Merger Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

          Except as set forth herein, the Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Prometheus is currently entitled to purchase under the Option 3,849,999 shares of Common Stock (the "Shares"), or approximately 49.68% of the outstanding Common Stock (based upon 7,750,000 shares of Common Stock outstanding as of September 29, 1997, as represented by the Company in the Merger Agreement). Except as set forth herein, neither the Reporting Parties nor, to their best knowledge, any of the persons named on Schedule I attached hereto, beneficially owns any shares of Common Stock.

          (b) Assuming for purposes of this Item 5 that Prometheus exercised the Option, Prometheus would have sole voting and dispositive power with respect to the shares of Common Stock subject to the Option.

          (c) Except as set forth herein, no transactions in the shares of Common Stock have been effected during the past sixty (60) days by the Reporting Parties nor, to their best knowledge, any of the persons named on Schedule I attached hereto.

          (d) Assuming for purposes of this Item 5 that Prometheus exercised the Option, no person other than the Reporting Parties would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported by this Schedule 13D.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Agreement, each Stockholder agrees that during the time the Agreement is in effect, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the company, each Stockholder shall (i) vote all of the Shares in favor of the Merger, the Merger Agreement and any of the transactions contemplated by the Merger Agreement; (ii) vote the Shares against any action or agreement involving a sale of the Shares, merger or sale of substantially all of the assets of the Company that would result in a breach of any obligation of the Company under the Merger Agreement; and (iii) vote the Shares against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Merger. Each Stockholder further agrees that, in the event such Stockholder fails to comply with such provisions of the Agreement, such failure will result in the irrevocable appointment of Prometheus as the attorney and proxy of such Stockholder pursuant to the provisions of Delaware General Corporation Law, with full power of substitution, to vote and otherwise act with respect to all shares of Common Stock, including the Shares owned by such Stockholder, that such Stockholder is entitled to vote at any meeting of stockholders of the Company or consent in lieu of such meeting or otherwise, on the matters and in the manner specified directly above.

          A copy of the Agreement is included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Agreement is qualified in its entirety by reference to such exhibit. See Items 3 and 5.

          A copy of the Merger Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit. See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed as part of this Schedule
13D.

          Exhibit 2.1 Stockholders Agreement, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.

          Exhibit 2.2 Agreement and Plan of Merger, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp.


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 1997

                                    PROMETHEUS SENIOR QUARTERS LLC

                                    By: Lazard Freres Real Estate Investors
                                        L.L.C., as sole member,


                                    By:     /s/ Robert P. Freeman
                                          -----------------------
                                          Name:  Robert P. Freeman
                                          Title: President


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 1997

                                    LAZARD FRERES REAL ESTATE
                                    INVESTORS L.L.C.


                                    By:     /s/ Robert P. Freeman
                                          -----------------------
                                          Name:  Robert P. Freeman
                                          Title: President


                              Schedule I

          The name, business address, and present principal occupation or employment of each of the officers of LFREI are set forth below. Unless otherwise indicated, (i) the business address of each officer is 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.; (ii) each officer is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanor; and (v) in the last five years, none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Name and Present and Principal Occupation:

             Arthur P. Solomon
                    Chairman and Managing Director of LFREI; Director of American Apartment Communities II, Inc. and Atlantic American Properties Trust

             Anthony E. Meyer
                    Senior Vice President and Managing Director of LFREI; Member of partnership committee of DP
                    Operating Partnership LP

             Robert P. Freeman
                    President and Managing Director of LFREI; Director of American Apartment Communities II, Inc.,
                    Commonwealth Atlantic Properties Inc. and Atlantic American Properties Trust

             Klaus P. Kretschmann
                    Senior Vice President of LFREI; Director of
                    American Apartment Communities II, Inc.

             Murry N. Gunty
                    Vice President of LFREI; Director of Atlantic
                    American Properties Trust

             Thomas M. Mulroy
                    Vice President of LFREI

             Lorenzo L. Lorenzotti
                    Secretary of LFREI